EXHIBIT 99.1

North American Construction Group Ltd. Fourth Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, Feb. 14, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the fourth quarter ended December 31, 2023 on Wednesday, March 13, 2024 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, March 14, 2024, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 29416987

A replay will be available through April 12, 2024, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 29416987
Playback Passcode: 416987

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at:
North American Construction Group Ltd. Fourth Quarter Results Call and Webcast Registration (onlinexperiences.com)

A replay will be available until April 12, 2024, using the link provided.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca